HEI Exhibit 12.1 (page 1 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Three months ended March 31	2016 (1)	2016 (2)	2015 (1)	2015 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$21,772	$23,364	$20,788	$22,048
Interest component of rentals	1,546	1,546	1,548	1,548
Pretax preferred stock dividend requirements of subsidiaries	737	737	765	765
Total fixed charges	$24,055	$25,647	$23,101	$24,361
Earnings
Pretax income from continuing operations	$50,653	$50,653	$51,845	$51,845
Fixed charges, as shown	24,055	25,647	23,101	24,361
Interest capitalized	(823)	(823)	(721)	(721)
Earnings available for fixed charges	$73,885	$75,477	$74,225	$75,485
Ratio of earnings to fixed charges	3.07	2.94	3.21	3.10

Years ended December 31	2015 (1)	2015 (2)	2014 (1)	2014 (2)	2013 (1)	2013 (2)
(dollars in thousands)
Fixed charges
Total interest charges	$83,936	$89,284	$83,458	$88,535	$85,315	$90,407
Interest component of rentals	6,065	6,065	6,366	6,366	6,345	6,345
Pretax preferred stock dividend requirements of subsidiaries	2,977	2,977	2,952	2,952	2,886	2,886
Total fixed charges	$92,978	$98,326	$92,776	$97,853	$94,546	$99,638
Earnings
Pretax income from continuing operations	$252,898	$252,898	$263,708	$263,708	$247,946	$247,946
Fixed charges, as shown	92,978	98,326	92,776	97,853	94,546	99,638
Interest capitalized	(3,265)	(3,265)	(3,954)	(3,954)	(7,097)	(7,097)
Earnings available for fixed charges	$342,611	$347,959	$352,530	$357,607	$335,395	$340,487
Ratio of earnings to fixed charges	3.68	3.54	3.80	3.65	3.55	3.42

See notes on page 2 of 2.

HEI Exhibit 12.1 (page 2 of 2)

Hawaiian Electric Industries, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

(continued)

Years ended December 31	2012 (1)	2012 (2)	2011 (1)	2011 (2)
(dollars in thousands)
Fixed charges
Total interest charges (3)	$83,020	$89,443	$87,592	$96,575
Interest component of rentals	6,493	6,493	4,757	4,757
Pretax preferred stock dividend requirements of subsidiaries	2,943	2,943	2,944	2,944
Total fixed charges	$92,456	$98,879	$95,293	$104,276
Earnings
Pretax income from continuing operations	$217,064	$217,064	$215,686	$215,686
Fixed charges, as shown	92,456	98,879	95,293	104,276
Interest capitalized	(4,355)	(4,355)	(2,498)	(2,498)
Earnings available for fixed charges	$305,165	$311,588	$308,481	$317,464
Ratio of earnings to fixed charges	3.30	3.15	3.24	3.04

(1)	Excluding interest on ASB deposits.

(2)	Including interest on ASB deposits.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income from continuing operations (before adjustment for undistributed income or loss from equity investees) and (ii) fixed charges (as hereinafter defined, but excluding capitalized interest). “Fixed charges” are calculated both excluding and including interest on ASB’s deposits during the applicable periods and represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the non-intercompany preferred stock dividend requirements of HEI’s subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements.